

February 26, 2009

Mr. Desmond Morgan
Chief Financial Officer
Rockwell Diamonds Inc.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
 Canada V6C2V6

> **Re: Rockwell Diamonds Inc.**
> **Form 40-F for the Fiscal Year Ended February 29, 2008**
> **Filed May 30, 2008**
> **File No. 000-30588**

Dear Mr. Morgan:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended February 29, 2008

Exhibits 99.1 and 99.2

1.   We note your executive officer certifications do not comply with General Instructions B(6)(a)(1) of Form 40-F, as it is missing the language specified for paragraphs 4 and 4(b), and does not include the appropriate language in paragraph 4(d). Please include revised certifications in an amendment to your filing.

Exhibit 99.6

Financial Statements

Consolidated Statements of Cash Flows

2.   Please tell us the origin of the Investing activities line item, "Mineral property acquisitions" for the nine months ended February 29, 2008. Generally acquisition costs are presented as cash outflows, rather than cash inflows, on a statement of cash flows.

3.   Please explain to us the nature of the Financing activities line item, "Amounts paid pursuant to property acquisitions." In addition, tell us why it is appropriately classified as a financing activity.

Note 3 – Significant Accounting Policies

Mineral property interests

4.   We note your disclosure in which you explain that you amortize acquisition costs of mineral properties over the estimated lives of the properties, based on the unit of production method. Please describe the units you are using to compute amortization/depletion expense under this method, and clarify any difference with your US GAAP accounting.

Exhibit 99.10

5.   You indicate in the exhibit index that the consent of your accountant, Davidson & Company LLP is located at Exhibit 99.10. However, it appears you have filed Davidson & Company LLP's audit report on your financial statements and attestation report on your internal control over financial reporting at this location. Please comply with General Instruction D(9) of Form 40-F, and file a consent from your accountant for the inclusion of their reports in the filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief